Filed by SVF Investment Corp. 3

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SVF Investment Corp. 3

(Commission File No. 001-40175)

The following communications were made available by Symbotic Holdings LLC (“Symbotic”) in connection with the proposed business combination between Symbotic and SVF Investment Corp. 3 on LinkedIn and Twitter on December 20, 2021.

LinkedIn:

Twitter:

DISCLAIMER

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, SVF Investment Corp. 3’s (“SVF”) and Warehouse Technologies LLC’s (“Warehouse”) expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in SVF’s final prospectus filed with the Securities and Exchange Commission (the “SEC”) on March 10, 2021. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and SVF and Warehouse believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither SVF nor Warehouse is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which SVF has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in SVF’s prospectus filed with the SEC on March 10, 2021 and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to a business combination between SVF and Warehouse (the “Merger”) pursuant to that certain Agreement and Plan of Merger, dated December 12, 2021 (the “Merger Agreement”), by and among SVF, Warehouse, Symbotic Holdings LLC and Saturn Acquisition (DE) Corp., including approval by stockholders of SVF and Warehouse on the expected terms and schedule; delay in closing the Merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; risks related to the impact of the COVID-19 pandemic on the financial condition and results of operations of SVF and Warehouse; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or the termination of any of certain subscription agreements entered into by SVF with certain parties in connection with the Merger Agreement; possible variances between the historical financial information Warehouse presents and its PCAOB audited financial statements, when they become available; the amount of redemption requests made by SVF’s stockholders; the effect of the announcement or pendency of the transaction on Warehouse’s business relationships, performance, and business generally; the ability to meet NASDAQ listing standards following the consummation of the Merger; the amount of the costs, fees, expenses and other charges related to the transaction; the ability of SVF to issue equity securities in connection with the transaction; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; and risks related to SVF’s restatement of financials, as described on a Form 8-K filed with the SEC on November 30, 2021.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond SVF’s and Warehouse’s control. While all projections are necessarily speculative, SVF and Warehouse believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that SVF and Warehouse, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in SVF and is not intended to form the basis of an investment decision in SVF. All subsequent written and oral forward-looking statements concerning SVF and Warehouse, the proposed transaction or other matters and attributable to SVF and Warehouse or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving SVF and Warehouse.

SVF intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement and a prospectus of SVF, and each party will file other documents regarding the proposed transaction with the SEC. The definitive proxy statement/prospectus will also be sent to the stockholders of SVF and unitholders of Warehouse, seeking any required stockholder or unitholder approval. Before making any voting or investment decision, investors and security holders of SVF and Warehouse are urged to carefully read the entire registration statement and proxy statement prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by SVF with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by SVF may be obtained free of charge from SVF at https://www.svfinvestmentcorp.com/svfc/. Alternatively, these documents, when available, can be obtained free of charge from SVF upon written request to SVF INVESTMENT CORP., 3, 1 Circle Star Way, San Carlos, California 9470, United States Attn: Secretary, or by calling 650-562-8100.

PARTICIPANTS IN THE SOLICITATION

SVF, Warehouse and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SVF, in favor of the approval of the Merger. Additional information regarding the interests of those participants, the directors and executive officers of Warehouse and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.